[redacted]

10027469

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	......12.00

SEC FILE NUMBER
8- 48535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEERINK SWANN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street – 37th Floor

(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Leerink (617) 918-4810

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	Boston,	MA	02116
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey Leerink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Leerink Swann LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Signature

CEO

Title

JILLIAN M. FITZGERALD
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 22, 2016

Notary Public

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leerink Swann LLC

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Managers
Leerink Swann LLC

We have audited the accompanying statement of financial condition of Leerink Swann LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Leerink Swann LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG LLP

February 23, 2010

Leerink Swann LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$50,827,073
Deposits with clearing organizations	250,091
Receivable from clearing organizations	182,640
Receivable from customers	9,724,966
Notes receivable from employees, net of reserve of $452,750 and accumulated amortization of $2,069,001	1,196,823
Marketable securities, at fair value	9,833,944
Non-marketable securities, at fair value	2,531,242
Due from Holdings	34,492
Advances to employees	140,087
Prepaid expenses	1,301,343
Furniture, equipment, and leasehold improvements, net	3,387,018
Goodwill	623,026
Other	763,952
Total assets	$80,796,697
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 7,740,695
Accrued compensation, employee benefits, and payroll taxes	31,902,092
Accounts payable and accrued expenses	4,431,625
Deferred rent	1,556,547
Note payable	138,000
	45,768,959
Commitments and contingencies	–
Member's equity	35,027,738
Total liabilities and member's equity	$80,796,697

See accompanying notes.

1. Organization and Nature of Business

Leerink Swann LLC (the Company) is registered with the Securities and Exchange Commission (SEC) as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Leerink Swann Holdings LLC (Holdings or Parent), which was formed September 7, 2007.

The Company, formerly known as Leerink Swann & Co., was a wholly owned subsidiary of Leerink Swann Massachusetts Business Trust (Trust) until the formation of Holdings, at which time, Trust contributed (at book value) its interest in the Company for a majority stake in Holdings. The remaining ownership of Holdings is held by outside investors.

As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through an unrelated third-party clearing firm, which is also a registered broker/dealer.

2. Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize various clearing brokers. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash balance on deposit is not maintained.

2. Significant Accounting Policies (continued)

Securities

Marketable securities are carried at fair value based upon quoted market prices. At December 31, 2009, all marketable securities owned were equity securities.

Non-marketable securities are recorded at fair value, and consist of investments in two hedge funds and equity positions in several private companies, some of which are in the early stages of development. The fair value of the investments in hedge funds is equal to the Company's pro rata interest in the net assets of each hedge fund, the fair value of which is supplied by the hedge fund manager to the Company on a quarterly basis. The fair value of a hedge fund investment is reviewed by the Company in accordance with its internal investment policy based upon its knowledge of the hedge fund's investment strategy and current market conditions. The Company may liquidate its position in the hedge funds at the fair value indicated on the most recent quarterly statement provided by the hedge manager with a minimum 30-day notice. The fair value of the equity investments in the private companies is determined by management after considering all available market information and its knowledge of the companies, which may include information provided by third parties familiar with such financial instruments. In all cases, the Company values its investments in non-marketable securities based upon reasonably available relevant information as it considers material. Because of the inherent uncertainty of any valuation in non-publicly traded funds or companies, the fair value ascribed to such investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

Derivative Instruments

Derivative financial instruments are recorded at fair value, which is determined using the Black-Scholes model, as the fair value of the warrants is not available through published sources. The Company may discount the estimated value of the warrants calculated using the Black-Scholes model based on considerations for liquidity, SEC registration, volatility, and lack of substantial operating history of these companies. As of December 31, 2009, the Company was not a party to any derivative instruments.

2. Significant Accounting Policies (continued)

Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to brokers in anticipation of their continued employment, and generation of commission revenue in accordance with each specific agreement. The notes are not collateralized, and will be forgiven at some future date. Certain loans provide for interest at a fair market rate, and are presented as notes receivable. Loans or draws not supported by notes and interest are included as advances to employees. The notes and advances are amortized over time, and the amortization is included in compensation expense. The Company establishes a bad debt reserve for notes and advances to employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note or advance had been fully amortized.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years for furniture and computers. Leasehold improvements are amortized over the remaining lease term.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the Company is less than its book value, and is recorded in the statement of operations for that period.

The Company completed its annual evaluation of goodwill as of December 31, 2009, and determined that no impairment charge was required. Subsequent to December 31, 2009, no events have occurred, or circumstances have changed, that would reduce the fair value of goodwill below its carrying value.

Goodwill as of December 31, 2009 related to the 2001 acquisition of MEDACorp.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses, including commission revenue and expenses, are recorded on a trade date basis, net of capital commitments. Customers' securities transactions are recorded on a settlement date basis on the records of the clearing broker.

2. Significant Accounting Policies (continued)

Corporate Finance Fees

Corporate finance fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Corporate finance fees also include fees earned from providing merger and acquisition and financial restructuring advisory services. Corporate finance fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Corporate Consulting Fees

Revenues for corporate consulting fees are recorded as earned over the life of the contract.

MEDACorp Advisory Fees

The Company offer clients with access to the MEDACorp network with healthcare experts who provide opinions in various healthcare fields. MEDACorp advisor fees are recorded based on the activity usage on the network, and the terms of the contract.

Deferred Rent

Minimum lease payments are expensed ratably over the term of the lease. When a lease contains a predetermined fixed escalation of the minimum lease payments, the related rent expense is recognized on a straight-line basis, and the difference between cash paid and rent expense is recorded as deferred rent. Lease incentives are deferred and amortized as a reduction to rent expense over the term of the lease, on a straight-line basis.

Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, and thereby, create a liability to purchase the security in the market at prevailing prices. Such securities are recorded as liabilities in the statement of financial condition at fair value. The Company's investments in securities and amounts due from brokers are partially restricted until the Company satisfies the obligation to deliver securities sold, but not yet purchased.

2. Significant Accounting Policies (continued)

Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment as of the grant date. The fair value as of the grant date, or cost of the award, is recognized over the period during which an employee is required to provide service in exchange for the award, referred to as the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If vesting is based solely on one or more service, market, or performance conditions, any previously recognized compensation cost is reversed if the award does not vest (that is, the requisite service is not rendered). This would include instances when previously issued awards are forfeited by the employee.

Income Taxes

The Company is a partnership for federal income tax purposes, and as such, is not subject to federal income tax. All income tax consequences resulting from the operations of the Company are reported on the partner's income tax return.

Recent Accounting Pronouncements

Accounting Standards Codification – The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became the FASB's officially recognized source of authoritative U.S. GAAP applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section, and Paragraph structure.

FASB ASC Topic 855, *Subsequent Events* – New authoritative accounting guidance under ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions

2. Significant Accounting Policies (continued)

that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 became effective for the Company's financial statements for periods ending after June 15, 2009, and did not have a significant impact on the Company's financial statements.

FASB ASC Topic 810, *Consolidation* – New authoritative accounting guidance under ASC Topic 810 amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary, and for the deconsolidation of a subsidiary. Under ASC Topic 810, a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC Topic 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The new authoritative accounting guidance under ASC Topic 810 became effective for the Company on January 1, 2009, and did not have a significant impact on the Company's financial statements.

FASB ASC Topic 820, *Fair Value Measurements and Disclosures* – ASC Topic 820 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 became effective for the Company on January 1, 2008 for financial assets and financial liabilities and on January 1, 2009 for non-financial assets and non-financial liabilities (see Note 3 – Fair Value Measurements). Additional new authoritative accounting guidance under ASC Topic 820 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. The Company adopted the new authoritative accounting guidance under ASC Topic 820 during the first quarter of 2009. Adoption of the new guidance did not significantly impact the Company's financial statements.

Further new authoritative accounting guidance (Accounting Standards Update No. 2009-5) under ASC Topic 820 provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for

2. Significant Accounting Policies (continued)

similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The forgoing new authoritative accounting guidance under ASC Topic 820 became effective for the Company's financial statements for periods ending after October 1, 2009, and did not have a significant impact on the Company's financial statements.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants on the measurement date.

Current accounting standards provide for a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of inputs used to measure fair value are described below:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in non-active markets;

(c) Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

(d) Pricing models whose inputs are derived principally from or corroborated by observable market information through correlation or other means for substantially the full term of the asset or liability.

3. Fair Value Measurements (continued)

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following table presents information about the Company's financial assets and liabilities carried at fair value in the statement of financial condition as of December 31, 2009:

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned:				
Equities	$6,223,272	$ –	$1,550,136	$ 7,773,408
Mutual funds	3,610,672	–	–	3,610,672
Hedge funds	–	–	981,106	981,106
Totals	$9,833,944	$ –	$2,531,242	$12,365,186

	Level 1	Level 2	Level 3	Total
Liabilities				
Securities sold, not yet purchased:				
Equities	$7,740,695	$ –	$ –	$7,740,695
Totals	$7,740,695	$ –	$ –	$7,740,695

The following is a reconciliation of the beginning and ending balances for financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

Total Gains/Losses Included in Income
Principal Transactions

	Beginning Balance	Unrealized Losses Related to Assets Held at Year End	Purchases	Redemptions and Non-Cash Dividend	Ending Balance
Assets					
Non-marketable securities	$4,462,752	$(493,876)	$200,000	$(1,637,634)	$2,531,242

4. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of the following trading and investment securities at estimated fair values:

	Owned	Sold, Not Yet Purchased
Equities	$6,223,272	$7,740,695
Mutual funds	3,610,672	–
Fair value at December 31, 2009	$9,833,944	$7,740,695

Securities that are not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

At December 31, 2009, securities that are not readily marketable, carried at estimated fair values, consisted of the following:

Equities	$1,550,136
Hedge funds	981,106
Estimated fair value at December 31, 2009	$2,531,242

5. Furniture, Equipment, and Leasehold Improvements

At December 31, 2009, furniture, equipment, and leasehold improvements, summarized by major classification, were as follows:

Furniture	$ 621,083
Equipment	2,298,547
Leasehold improvements	4,735,815
	7,655,445
Less: accumulated depreciation	(4,268,427)
	$ 3,387,018

6. Note Payable

The Company entered into an agreement with a third party to provide funding to the Company through a deferred compensation arrangement, structured as a note in the amount of $138,000. The third party served as a trustee of the Trust and a manager of the Company. The Company recorded the liability as the Trust disbursed the amount of the note, in cash, to the Company. The agreement provides that no principal repayment is required until 2012, and the note bears interest at a rate of 7%.

7. Subordinated Borrowings

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2009, there were no subordinated borrowings.

8. Line of Credit

On July 23, 2008, the Company entered into a subordinated revolving credit agreement with the Bank of New York Mellon (the Lender) in 2008. The Company has requested that the Lender make loans to the Company in an aggregate principal amount not exceeding $10,000,000 to provide regulatory capital to support the general securities business of the Company as contemplated in Rule 15c3-1 under the Securities Exchange Act of 1934. The principal balance of the loan bears interest at an annual rate of Applicable Rate plus 2.00%, after, as well as before, judgment, and all other amounts owing under the Loan Documents that are not paid when due, shall bear interest, after as well as before judgment, at a rate per annum equal to the Alternate Base Rate plus 2.00%. Accrued and unpaid interest on the outstanding balance shall be payable in arrears on the maturity date. The Company shall pay to the Lender on the Closing Date a fee equal to 1.00% of the amount of the commitment. As of December 31, 2009, there was no outstanding balance.

9. Distributions to Shareholders

The Company may make annual distributions to shareholders based on the previous year's taxable income. During 2009, the Company made a capital tax distribution of $860,380 to shareholders.

10. Employee Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

The Company's employees participate in various share-based compensation plans sponsored by its Parent and the Trust. During 2009, employees were granted share-based awards associated with these plans, which grade vest over a three- to five-year period, with a fair value of $16,330,847 at grant date. Beginning in 2009, employees were granted shared-based awards based on performance. The performance condition is contingent upon the group of employees generating revenues meeting certain targets prior to certain dates. The Company periodically assesses the probable outcome of the performance condition. The compensation cost is accrued if it is deemed probable that the service condition will be met and not accrued if meeting the service condition is not probable.

For income tax purposes, the number of restricted stock units vesting at the most recent fair value is deemed taxable compensation for the employees. Employees are given the option to sell back units to the Company to cover tax liability resulting from the vesting events. The Company may also repurchase vested restricted stock units from the employees upon termination, at its discretion. In 2009, total restricted stock repurchased was $5,738,411.

Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company makes a contribution out of available profits. This plan allows employees to reduce their salary under Internal Revenue Code Section 401(k).

Deferred Compensation Plan

Effective December 31, 2005, the Company implemented a deferred compensation plan. This is a non-qualified plan under Internal Revenue Code Section 401(k). This plan requires employees that exceed certain compensation levels to defer a portion of their compensation into the plan. The value of assets contributed to the plan by the Company was $4,401,940 as of December 31, 2009. These assets are included in both marketable and non-marketable securities in the statement of financial condition.

11. Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. The majority of the Company's income is derived through commissions paid by customers on transactions executed through Pershing Corporation (Pershing). The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Pershing are available to the Company daily.

12. Commitments and Contingencies

The Company leases office facilities and equipment under various non-cancelable operating leases. The leases for the office space require minimum annual rental payments and clauses for operating costs adjustments.

Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31 are as follows:

2010	$ 5,263,542
2011	3,440,883
2012	2,601,675
2013	1,653,799
Thereafter	–
	$12,959,899

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. Although the amount of any ultimate liability with respect to those matters cannot be determined, in management's opinion, based upon the opinions of counsel, any such liability will not have a material impact on the Company's financial position or results of operations.

13. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn, or cash dividends paid, if certain minimum net capital requirements are not met. At December 31, 2009, the Company had net capital of $32,427,623, which was $31,319,559 in excess of the amount required to be maintained at that date. Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital, and comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

14. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 23, 2010, the date these financial statements were issued.

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
121

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Managers
Leerink Swann LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Managers of Leerink Swann LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Leerink Swann LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 to December 31, 2009. Leerink Swann LLC's management is responsible for Leerink Swann LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

   No differences were noted.

2. Compared the amounts reported on the Form X-17A-5 with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009.

   No differences were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 to December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

ERNST & YOUNG LLP

February 23, 2010

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

STATEMENT OF FINANCIAL CONDITION

Leerink Swann LLC
December 31, 2009
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

ERNST & YOUNG